Issuer Free Writing Prospectus, dated November 16, 2010
Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration No. 333-165679
333-165679-01
El Paso Pipeline Partners Operating Company, L.L.C.
Pricing Term Sheet

Issuer:	El Paso Pipeline Partners Operating Company, L.L.C.

Guarantor:	El Paso Pipeline Partners, L.P.

Title of Securities:	4.100% Senior Notes due 2015
7.500% Senior Notes due 2040

Principal Amount:	Notes due 2015: $375,000,000
Notes due 2040: $375,000,000

Price to the Public:	Notes due 2015: 99.92%
Notes due 2040: 99.34%

Underwriting Discount:	Notes due 2015: 0.750%
Notes due 2040: 1.125%

Net Proceeds to Issuer (after estimated offering expenses):	$738,993,750

Interest Rate:	Notes due 2015: 4.100%
Notes due 2040: 7.500%

Payable:	May 15 and November 15, commencing May 15, 2011

Date of Maturity:	Notes due 2015: November 15, 2015
Notes due 2040: November 15, 2040

Yield to Maturity:	Notes due 2015: 4.118%
Notes due 2040: 7.556%

Spread to Benchmark Treasury:	Notes due 2015: +262.5 bps
Notes due 2040: +325.0 bps

Benchmark Treasury:	Notes due 2015: UST 1.250% due October 31, 2015
Notes due 2040: UST 3.875% due August 15, 2040

Benchmark Yield:	Notes due 2015: 1.493%
Notes due 2040: 4.306%

Make-Whole Call:	Notes due 2015: Treasury +40 basis points
Notes due 2040: Treasury +50 basis points

CUSIP:	Notes due 2015: 28370T AB5
Notes due 2040: 28370T AD1

ISIN:	Notes due 2015: US28370TAB52
Notes due 2040: US28370TAD19

Trade Date:	November 16, 2010

Settlement Date:	November 19, 2010 (T+3)

Joint Book-Running Managers:	RBS Securities Inc.
BNP Paribas Securities Corp.
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC

Co-Managers:	BMO Capital Markets Corp.
Natixis Securities North America Inc.
Scotia Capital (USA) Inc.
SG Americas Securities, LLC
The Williams Capital Group, L.P.
UniCredit Capital Markets, Inc.
Revised Capitalization Disclosure
In the As Adjusted column of the capitalization table on page S-19 of the preliminary prospectus supplement relating to the offering of the notes, Cash and cash equivalents is $64.1, EPB/EPB Operating revolving credit facility is $307.2, Total long-term debt and other financing obligations is $3,478.3, and Total capitalization is $5,813.0. (All amounts in millions)
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by RBS Securities Inc. at 866-884-2071, BNP Paribas Securities Corp. at 800-854-5674, Deutsche Bank Securities Inc. at 800-503-4611, or J.P. Morgan Securities LLC at 212-834-4533.